QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.7

BEP PROPERTY HOLDINGS LIMITED
FINANCIAL STATEMENTS
DECEMBER 31, 2003

REPORT OF INDEPENDENT AUDITORS

To the Directors of BEP Property Holdings Limited

        We have audited the accompanying group balance sheet of BEP Property Holdings Limited as of 31 December 2003 and the related group profit and loss account and group statement of total recognised gains and losses and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with United Kingdom auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BEP Property Holdings Limited as at 31 December 2003 and the consolidated results of its operations and its consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 22 of the Notes to Financial Statements).

Ernst & Young LLP

Jersey, Channel Islands

28 June 2004

BEP Property Holdings Limited

Group profit and loss account

			Year ended 31 December
	Notes		2003	2002	2001
			£000	Unaudited £000	Unaudited £000
Turnover	2		5,282	8,714	13,328
Cost of sales			(1,607)	(2,144)	(2,221)

Gross profit			3,675	6,570	11,107
Administrative expenses			(449)	(636)	(3,198)
Amortisation of goodwill	10		(165)	(164)	(165)

Group operating profit			3,061	5,770	7,744
Profit on sale of properties			12,303	7,643	540
Gain on sale of subsidiary companies	20	(d)	476	—	660

Profit on ordinary activities before interest			15,840	13,413	8,944
Interest receivable and similar income			75	88	116
Interest payable and similar charges	3		(4,331)	(7,598)	(11,157)

Profit/(loss) on ordinary activities before taxation	4		11,584	5,903	(2,097)
Taxation	7		(275)	(1,411)	—

Profit/(loss) on ordinary activities after taxation(i)			11,309	4,492	(2,097)
Dividends	8		(6,464)	—	—

Profit/(loss) retained for the year	17		4,845	4,492	(2,097)

All the amounts relate to continuing activities.

(i)
A summary of the adjustments to profit/(loss) on ordinary activities after taxation that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in United Kingdom is set out in Note 22 of the Notes to the Financial Statements.

BEP Property Holdings Limited

Group statement of total recognised gains and losses

		Year ended 31 December
	Notes	2003	2002	2001
		£000	Unaudited £000	Unaudited £000
Profit/(loss) on ordinary activities after taxation		11,309	4,492	(2,097)
Unrealised surplus on revaluation of properties	9	—	1,687	—

Total recognised gains and losses for the year		11,309	6,179	(2,097)

Note of historical cost profits and losses

	Year ended 31 December
	2003	2002	2001
	£000	Unaudited £000	Unaudited £000
Reported profit/(loss) on ordinary activities before taxation	11,584	5,903	(2,097)
Realisation of property revaluation gains of previous years	1,687	—	1,268

Historical cost profit/(loss) on ordinary activities before tax	13,271	5,903	(829)

Historical cost profit/(loss) for the year retained after taxation and dividends	6,532	4,492	(829)

BEP Property Holdings Limited

Group balance sheet

		At 31 December
	Notes	2003	2002
		£000	Unaudited £000
Fixed assets
Investment properties	9	—	17,500
Intangible fixed assets	10	—	165

		—	17,665

Current assets
Stock	11	23,673	59,621
Debtors	12	1,859	2,586
Cash at bank and in hand	13	4,328	1,093

		29,860	63,300
Creditors: amounts falling due within one year	14	(3,718)	(5,885)

Net current assets		26,142	57,415

Total assets less current liabilities		26,142	75,080

Creditors: amounts falling due after more than one year	15	(15,937)	(69,720)

		10,205	5,360

Capital and reserves
Called up share capital	16	—	—
Share premium account	17	10	10
Revaluation reserve	17	—	1,687
Profit and loss account	17	10,195	3,663

Equity shareholders' funds(i)	18	10,205	5,360

(i)
A summary of the adjustments to equity shareholders' funds that would be required if United States generally accepted accounting principles were applied instead of those generally accepted in United Kingdom is set out in note 22 of the Notes to the Financial Statements.

BEP Property Holdings Limited

Group statements of cash flows

			Year ended 31 December
	Notes		2003	2002	2001
			£000	Unaudited £000	Unaudited £000
Reconciliation of operating profit to net cash inflow from operating activities
Group operating profit			3,061	5,770	7,744
Loss on sale of fixed assets			—	—	171
Decrease in debtors			1,122	704	414
Decrease in creditors			(1,612)	(1,622)	(1,370)
Amortisation of goodwill			165	164	165

Net cash inflow from operating activities			2,736	5,016	7,124

Statement of cash flows
Net cash inflow from operating activities			2,736	5,016	7,124
Returns on investments and servicing of finance	20	(a)	(4,537)	(8,104)	(13,350)
Taxation			(106)	—	—
Capital expenditure and financial investment	20	(a)	48,251	49,211	40,795
Acquisitions and disposals	20	(a)	17,428	—	(33,878)
Equity dividends paid			(6,464)	—	—

			57,308	46,123	691
Management of liquid resources	20	(a)	238	66	(234)
Financing
Issue of shares			—	—	10
Financing	20	(a)	(54,089)	(48,222)	2,476

Increase/(decrease) in cash			3,457	(2,033)	2,943

Reconciliation of net cash flow to movement in net debt

			Year ended 31 December
	Notes		2003	2002	2001
			£000	Unaudited £000	Unaudited £000
Increase/(decrease) in cash in the year			3,457	(2,033)	2,943
New loans in the year			—	—	(182,027)
Repayment of loans			54,089	48,222	179,551
(Decrease)/increase in liquid resources			(238)	(66)	234

Change in net debt resulting from cash flows	20	(b)	57,308	46,123	701
Non-cash movement in financing charges	20	(b)	(307)	(305)	67
Loans received from subsidiary acquisitions	20	(b)	—	—	(115,228)

Change in net debt			57,001	45,818	(114,460)
Net debt at 1 January	20	(b)	(68,642)	(114,460)	—

Net debt at 31 December	20	(b)	(11,641)	(68,642)	(114,460)

(i)
The significant differences between the cash flow statements presented above and those required under United States generally accepted accounting principles are set out in Note 22 of the Notes to the Financial Statements.

BEP Property Holdings Limited

Notes to the financial statements

1.     Accounting policies

        The financial statements have been prepared under the historical cost convention, modified to include the revaluation of investment properties, and in accordance with applicable United Kingdom accounting standards.

Nature of operations and basis of consolidation

        The group's properties, all of which are shopping centres located in the United Kingdom, are held as stock. During 2003, four properties were sold and the board of directors will continue their adopted policy of positioning the shopping centres for eventual sale. During 2001 certain properties in the group were held as investment properties before being reclassified as trading properties or sold.

        The group financial statements incorporate the financial statements of the company and its subsidiaries all of which are prepared to 31 December. On the acquisition of a subsidiary, fair values reflecting conditions at the date of acquisition are attributed to the identifiable net assets acquired. When the cost of the acquisition exceeds the fair values attributable to the group's share of such net assets the difference is treated as purchased goodwill. This is capitalised and amortised on a straight-line basis over its estimated useful economic life, not exceeding a period of 20 years in accordance with FRS 10.

Property sales

        Income from the sale of property is recognised upon completion and all profits and losses are taken to the profit and loss account in accordance with FRS 3.

Finance fees

        Finance fees are expensed to the profit and loss account at a constant rate on the carrying amount.

Investment properties

        Investment properties are accounted for in accordance with SSAP 19, as follows:

  (i)
  investment properties are externally valued annually. The surplus or deficit on revaluation is transferred to the revaluation reserve unless a deficit below original cost, or its reversal, on an individual investment property is expected to be permanent, in which case it is recognised in the profit and loss account for the year; and

  (ii)
  no depreciation is provided in respect of leasehold investment properties where the lease has over 20 years to run.

        Although the Companies Act would normally require the systematic annual depreciation of fixed assets, the directors believe that the policy of not providing depreciation is necessary in order for the financial statements to give a true and fair view, since the current value of investment properties, and changes to that current value, are of prime importance rather than a calculation of systematic annual depreciation. Depreciation is only one of many factors reflected in the annual valuation, and the amount which might otherwise have been included cannot be separately identified or quantified.

Stock

        Trading properties are stated at the lower of cost and net realisable value.

Revenue recognition

        Turnover comprises rental income derived from properties owned. Rental income is demanded quarterly in advance from tenants and is recognised as turnover when earned.

Debtors

        All provisions for doubtful debts are specific to individual tenants. The provision for doubtful debts was £332,000 and £226,000 at 31 December 2003 and 2002 respectively.

Deferred taxation

        The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

        Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, with the following exceptions:

  •
  Provision is made for gains on disposal of fixed assets that have been rolled over into replacement assets only where, at the balance sheet date, there is a commitment to dispose of the replacement assets with no likely subsequent roll over or available capital losses.

  •
  Provision is made for gains on revalued fixed assets only where there is a commitment to dispose of the revalued assets and the attributable gain can neither be rolled over or eliminated by capital losses.

  •
  Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

        Deferred tax is measured on a non-discounted basis at the rates that are expected to apply in the years in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Pensions

        On 10 March 2001 the Trustees of the pension scheme resolved to wind up the pension scheme. A final amount of £170,000 was paid by the company to the pension fund in September 2001 with the intention of increasing the Minimum Funding Requirement funding level to 100%. The Trustees then purchased annuities to secure the accrued benefits within the scheme to the extent permitted by the available assets. The directors of the company consider that the pension fund is fully funded.

        Following the Trustees resolution to wind up the pension scheme and the directors and the staff who were members of the scheme having now all terminated their employment, the pension deficit has now been fully recognised. As a result of these actions the directors of the company consider that the company no longer has any remaining future obligations associated with the pension fund and has mitigated all significant risks associated with the winding up of the scheme.

        Contributions to the scheme were charged to the profit and loss account so as to spread the cost of pensions over the employees' working lives within the group. During 2001 when contributions were made to the scheme, the regular cost was attributed to individual years using the projected unit method. Variations in pension cost, which were identified as a result of actuarial valuations, were amortised over the average expected remaining working lives of employees in proportion to their expected payroll costs. Differences between the amounts funded and the amounts charged to the profit and loss account were treated as either provisions or prepayments in the balance sheet.

2.     Turnover, profit and net assets

        Turnover, profit before taxation and net assets are attributable to one activity; the ownership and management of investment and trading properties in the United Kingdom.

        Turnover comprises the following component:

	2003	2002	2001
	£000	Unaudited £000	Unaudited £000
Rental income	5,282	8,714	13,328

3.     Interest payable and similar charges

	2003	2002	2001
	£000	Unaudited £000	Unaudited £000
Interest payable on bank overdraft and loans wholly repayable within 5 years	3,727	7,286	9,246
Finance fees	604	312	1,911

	4,331	7,598	11,157

4.     Profit/(loss) on ordinary activities before taxation

        This is arrived at after charging:

	2003	2002	2001
	£000	Unaudited £000	Unaudited £000
Auditors' remuneration
—audit services	53	64	41
—non-audit services	39	84	463
Amortisation of goodwill	165	164	165
Cost of sales
—Property expenditure	1,607	2,144	2,221

5.     Staff costs

	2003	2002	2001
	£000	Unaudited £000	Unaudited £000
Wages and salaries	—	—	139
Social security costs	—	—	7
Pension costs	—	—	13

	—	—	159

Average number of persons, including executive directors employed by the group during the year	9	9	10

6.     Directors' remuneration

	2003	2002	2001
	£000	Unaudited £000	Unaudited £000
Directors' emoluments consist of:
Fees and remuneration for management services	—	—	70
Payments to unapproved pension scheme	—	—	3

	—	—	73

Emoluments of the highest paid director:
Emoluments	—	—	49

Pension contributions	—	—	6

        In 2001 two directors were accruing benefits under a defined benefits scheme.

7.     Taxation

  (a)
  Tax on profit/(loss) on ordinary activities

        The tax charge is made up as follows:

	2003	2002	2001
	£000	Unaudited £000	Unaudited £000
Overseas tax
—Current year	1,188	1,411	—
—Prior year	(913)	—	—

	275	1,411	—

  (b)
  Factors affecting the current tax charge for the year

        The tax assessed on the profit/(loss) on ordinary activities for the year is different than the standard rate of corporation income tax in Jersey of 20% (2002 — 20% unaudited; 2001 — 20% unaudited). The differences are explained below:

	2003	2002	2001
	£000	Unaudited £000	Unaudited £000
Profit/(loss) on ordinary activities before tax	11,584	5,903	(2,097)
Profit/(loss) on ordinary activities multiplied by the standard rate of corporation income tax in Jersey	2,317	1,181	(420)
Effects of:
Chargeable gain	—	—	2,481
Disallowed expenses	40	152	117
Non-taxable income	(1,127)	282	(1,032)
Chargeable gains in excess of booked profits	307	(9)	23
Brought forward tax losses utilised	(1,300)	(334)	(1,659)
Unrelieved tax losses	840	—	490
Higher tax rate on overseas earnings	111	139	—
Adjustments to tax charge in respect of prior years	(913)	—	—

	275	1,411	—

  (c)
  Factors that may affect future tax charges

        The group has carried forward tax losses of £11.6 million and capital losses of £2.9 million. In accordance with FRS 19, no deferred tax asset is recognised in respect of these losses, as it is not likely there will be suitable future taxable profits in the legal entities that give rise to the losses.

8.     Dividends

	2003	2002	2001
	£000	Unaudited £000	Unaudited £000
Dividends:
Equity dividends paid on ordinary shares	6,464	—	—

9.     Investment properties

	Freehold	Long leasehold	Total
	£000	£000	£000
At 1 January 2002 (unaudited)	9,000	15,750	24,750
Additions (unaudited)	—	63	63
Disposals (unaudited)	(9,000)	—	(9,000)
Revaluation surplus (unaudited)	—	1,687	1,687

At 31 December 2002 (unaudited)	—	17,500	17,500
Additions	—	—	—
Disposals	—	(17,500)	(17,500)

At 31 December 2003	—	—	—

        The group's investment properties were valued at 31 December 2002 by Colliers Conrad Ritblat Erdman, Chartered Surveyors, at open market value. The book value of properties has been adjusted to give effect to these valuations and the resulting surplus or deficit transferred to the revaluation reserve.

        The historical cost of the investment properties of the group at 31 December 2003 is £nil (2002—£16,311,669 unaudited).

10.   Intangible fixed asset

Goodwill
£000
Cost:
At 1 January and 31 December 2002 (unaudited) and 31 December 2003	494

Amortisation:
At 1 January 2002 (unaudited)	165
Provided during the year ended 31 December 2002 (unaudited)	164

At 31 December 2002 (unaudited)	329

Provided during the year ended 31 December 2003	165

At 31 December 2003	494

Net book value:
At 31 December 2002 (unaudited)	165

At 31 December 2003	—

        Goodwill arising from the acquisition of Bourne End Properties Limited has been amortised over the directors' estimate of its useful life of three years.

11.   Stock

Trading properties

£000
At 1 January 2002 (unaudited)	91,725
Additions (unaudited)	10
Disposals (unaudited)	(32,114)

At 31 December 2002 (unaudited)	59,621
Additions	658
Disposals	(36,606)

At 31 December 2003	23,673

12.   Debtors

	2003	2002
	£000	Unaudited £000
Trade debtors	1,055	2,095
Other debtors	594	341
Advance corporation tax	—	39
Prepayments	30	111
VAT recoverable	180	—

	1,859	2,586

13.   Cash at bank and in hand

        Cash at bank and in hand within the group includes bank deposits of £526,000 (2002—£763,000 unaudited) held as security for bank loans.

14.   Creditors: amounts falling due within one year

	2003	2002
	£000	Unaudited £000
Bank overdrafts	30	17
Trade creditors	—	488
Other creditors	346	123
Other tax and social security	144	399
Accruals and deferred income	1,668	3,447
Corporation tax	1,530	1,411

	3,718	5,885

15.   Creditors: amounts falling due after more than one year

	2003	2002
	£000	Unaudited £000
Bank loans:
Amounts repayable in more than two but not more than five years	16,240	70,329
Less: issue costs	(303)	(609)

	15,937	69,720

        The bank loans are secured by way of a fixed charge on certain of the group's properties.

16.   Share capital

	2003	2002
	No.	Unaudited No.
Authorised
Ordinary shares of 1p each	5,000,000	5,000,000

	£	Unaudited £
Allotted, called up and fully paid
Ordinary shares of 1p each	100	100

17.   Reserves

	Share premium	Revaluation reserve	Profit and loss reserve
	£000	£000	£000
At 1 January 2001 (unaudited)	—	—	—
Share capital issued in the year (unaudited)	10	—	—
Revaluation of investment properties for the year (unaudited)	—	1,268	—
Realisation of revaluation of investment properties (unaudited)	—	(1,268)	1,268
Loss retained for the year	—	—	(2,097)

At 31 December 2001 (unaudited)	10	—	(829)
Revaluation of investment properties for the year (unaudited)	—	1,687	—
Profit retained for the year (unaudited)	—	—	4,492

At 31 December 2002 (unaudited)	10	1,687	3,663
Realisation of revaluation of investment properties	—	(1,687)	1,687
Profit retained for the year	—	—	4,845

At 31 December 2003	10	—	10,195

18.   Reconciliation of movements in shareholders' funds

	2003	2002	2001
	£000	Unaudited £000	Unaudited £000
Share capital issued in the year	—	—	10
Profit/(loss) after taxation for the financial year	11,309	4,492	(2,097)
Dividend	(6,464)	—	—
Unrealised surplus on revaluation of properties	—	1,687	1,268

Net movement in shareholders' funds	4,845	6,179	(819)
Opening shareholders' funds	5,360	(819)	—

Closing shareholders' funds	10,205	5,360	(819)

19.   Pension scheme

Disclosure for the year to 31 December 2001 (unaudited)

        A group company operates a defined benefit pension scheme for past employees, directors and senior staff. The pension scheme is established under an irrevocable Deed of Trust by Bourne End Properties Limited and is managed by Legal and General Assurance Society Limited. At 31 December 2001, the scheme had assets of approximately £820,000 (2000—£631,000) at market value. The contributions made to the scheme on the advice of Legal and General Assurance Society Limited and charged to the profit and loss account in 2001 were £187,524 (2000—£84,194). No assets or liabilities were recorded in the balance sheet at 31 December 2001, under SSAP 24. The most recent actuarial valuation was carried out at 1 January 2000 and indicated that the assets of the scheme exceeded the liabilities. The directors and staff who were members of the scheme have now all terminated their employment with the group.

        On 10 March 2001 the Trustees of the pension scheme resolved to wind up the pension scheme. A final amount of £170,000 was paid by the company to the pension fund in September 2001 with the intention of increasing the Minimum Funding Requirement funding level of 100%. The Trustees then purchased annuities to secure the accrued benefits within the scheme to the extent permitted by the available assets. The directors of the company consider that the pension fund is self funded.

        The additional disclosures required by FRS 17 are set out below:

Major assumptions:
Rate of general increase in salaries	N/A
Rate of increase to pensions in payment	5%
Rate of increase to deferred pensions	5%
Discount rate for scheme liabilities	5.8%
Inflation	N/A

        Assumptions for the rate of general increase in salaries and inflation are not relevant as all non pensioners are deferred members at 31 December 2001.

        The expected long term rate of returns and market values of the assets of the significant defined benefit plan at 31 December 2001 were as follows:

	Expected long term rate of return	Market value
	%	£
Market value of assets:
Value of secured pensions	6.5	925,000
Other	5.8	957,000

		1,882,000
Present value of scheme liabilities		(2,211,000)

Deficit in the plan		(329,000)

Disclosure for the year ended 31 December 2002 (unaudited)

        A group company operates a defined benefit pension scheme for past employees, directors and senior staff. The pension scheme is established under an irrevocable Deed of Trust by Bourne End Properties Limited and is managed by Legal and General Assurance Society Limited. The contributions made to the scheme on the advice of Legal and General Assurance Society Limited and charged to the profit and loss account in 2002 were £nil (2001—£187,524). No assets or liabilities were recorded in the balance sheet at 31 December 2002, under SSAP 24. The most recent actuarial valuation was carried out at 1 January 2000 and indicated that the assets of the scheme exceeded the liabilities. The directors and staff who were members of the scheme have now all terminated their employment with the group and the scheme is in the course of being wound up.

        Members have been advised of their entitlement under the scheme which replaced their previous entitlements to scale benefits as defined in the scheme rules.

        The additional disclosures required by FRS 17 are set out below:

	2002	2001
Major assumptions:
Rate of general increase in salaries	N/A	N/A
Rate of increase to pensions in payment	5%	5%
Discount rate for scheme liabilities	5.4%	5.8%
Inflation	N/A	N/A

        Assumptions for the rate of general increase in salaries and inflation are not relevant as all non-pensioners are deferred members at 31 December 2002

        The expected long-term rate of returns and market values of the assets of the significant defined benefit plan at 31 December 2001 and 31 December 2002 were as follows:

	Expected long-term rate of return 2002	Market value 2002	Expected long-term rate of return 2001	Market value 2001
	%	£	%	£
Market value of assets:
Value of secured pensions	5.4	1,011,000	6.5	925,000
Other	4.0	716,000	5.8	957,000

		1,727,000		1,882,000
Present value of scheme liabilities		(1,727,000)		(2,211,000)

Deficit in the plan		—		(329,000)

Current services cost

        Since no further benefits accrued to members during the accounting year, the current service is nil.

Past service cost

        During the accounting year, no past service benefit improvements were implemented.

Expected return on assets

        The FRS 17 details in respect of the opening balance sheet included an expected return on the deposit administration contract, based on long term expectations, of 6.5% per annum. The actual return over the accounting year has been approximately 3.8%.

        Conversely, the expected return on the secured pensioners annuities was 5.8% but the actual return over the year has been approximately 8.5%.

        Applying the rates to the value of assets held by the scheme at the beginning of the accounting year, and allowing for changes in the scheme assets during the year as a result of benefits paid out of the scheme, the expected monetary return over the year was approximately £109,000.

        This is less than the actual return by approximately £1,000. This difference is equivalent to 0.1% of the value of the scheme assets at the end of the accounting year.

Interest cost

        The expected increase in the scheme liabilities over the accounting year arising because the benefits are a year closer to settlement, based on the discount rate and present value of the scheme liabilities at the beginning of the year is £117,000. This increase takes account of changes in the scheme liabilities during the year.

Gains and losses on settlement and curtailments

        During the accounting year, monies were transferred out in respect of a number of members in full and final settlement of their benefit entitlement as part of the winding up of the scheme. This included one member for whom a retirement pension was secured. These payments are regarded as settlements for the purposes of FRS 17. In total these monies reduced the deficit by £30,000.

        For those members remaining at the end of the accounting year, their liabilities became the monies allocated to them as part of the wind up of the scheme. These allocated monies replace their previous entitlements to scale benefits and represent a curtailment for the purposes of FRS 17. In total these monies reduced the deficit by £333,000.

Actuarial gains and losses

        The circumstances of the scheme are such that no differences have arisen between the assumptions made at the beginning of the year and the actual experience.

        However, the assumptions used to value the closing balance sheet assets and liabilities differ from those used for the corresponding opening balance sheet values for the secured pensioners. The revised assumptions have increased the deficit that would have been determined had the same assumptions been retained, by £25,000. This difference is equivalent to 1.4% of the value of the scheme liabilities at the end of the accounting year.

Statement of total recognised gains and losses

        The above items that make up the Statement of Total Recognised Gains and Losses are the difference between the expected and actual return on scheme assets, experience gains and losses arising on scheme liabilities, and the effect of changes in the assumptions used to value the scheme liabilities.

The monetary amounts of these gains and losses, and their percentage of the value of the scheme liabilities (assets in the case of the returns) at the end of the accounting year are summarised below.

	Amount of gain/(loss)	Gain/(loss) as a % of the value of the liabilities/assets at the end of year
Return of assets	£1,000	0.1%
Experience	nil	0.0%
Changes in assumptions	£(25,000)	1.4%
Total	£(24,000)

Changes in the deficit over the year

        The change in the deficit over the year is analysed below:

£
Deficit at 1 January 2002	(329,000)
Current service cost	—
Past service cost	—
Expected return on assets	109,000
Interest cost	(117,000)
Gain on settlements/curtailments	363,000
Actuarial losses	(24,000)
Employer contributions (net of charges)	(2,000)

Surplus/(deficit) at 31 December 2002	—

Reconciliation of net assets and reserves under FRS 17

        At 31 December 2002 the net assets and profit and loss reserves of the group including defined benefit assets/liabilities were the same as the net assets and profit and loss reserves as stated in the balance sheet.

Disclosure for the year ended 31 December 2003

        A group company operates a defined benefit pension scheme for past employees, directors and senior staff. The pension scheme is established under an irrevocable Deed of Trust by Bourne End Properties Limited and is managed by Legal and General Assurance Society Limited. The contributions made to the scheme on the advice of Legal and General Assurance Society Limited and charged to the profit and loss account in 2003 were £nil (2002—£nil; unaudited; 2001—£nil unaudited). No assets or liabilities were recorded in the balance sheet at 31 December 2003, under SSAP 24. The most recent actuarial valuation was carried out at 1 January 2000 and indicated that the assets of the scheme exceeded the liabilities. The directors and staff who were members of the scheme have now all terminated their employment with the group and the scheme is in the course of being wound up.

        Members have been advised of their entitlement under the scheme which replaced their previous entitlements to scale benefits as defined in the scheme rules.

        The additional disclosures required by FRS 17 are set out below:

	2003	2002 unaudited
Major assumptions:
Rate of general increase in salaries	N/A	N/A
Rate of increase to pensions in payment	5%	5%
Rate of increase to deferred pensions	N/A	N/A
Discount rate for scheme liabilities	5.3%	5.4%
Inflation	N/A	N/A

        Assumptions for the rate of general increase in salaries and inflation are not relevant as all non-pensioners are deferred members at 31 December 2003.

        The expected long-term rate of returns and market values of the assets of the significant defined benefit plan at 31 December 2002 and 31 December 2003 were as follows:

	Expected long-term rate of return 2003	Market value 2003	Expected long-term rate of return 2002 Unaudited	Market value 2002 unaudited
	%	£	%	£
Market value of assets:
Value of secured pensions	5.3	1,093,000	5.4	1,011,000
Other	N/A	—	4.0	716,000

		1,093,000		1,727,000
Present value of scheme liabilities		(1,093,000)		(1,727,000)

Deficit in the plan		—		—

Current services cost

        Since no further benefits accrued to members during the accounting year, the current service is nil.

Past service cost

        During the accounting year, no past service benefit improvements were implemented.

Expected return on assets

        The FRS 17 details in respect of the opening balance sheet included an expected return on the deposit administration contract, based on long term expectations, of 4.0% per annum. The actual return over the accounting year has been approximately 5.3%.

        Conversely, the expected return on the secured pensioners annuities was 5.4% but the actual return over the year has been approximately 6.1%.

        Applying the rates to the value of assets held by the scheme at the beginning of the accounting year, and allowing for changes in the scheme assets during the year as a result of benefits paid out of the scheme, the expected monetary return over the year was approximately £66,000.

        This is less than the actual return by approximately £14,000. This difference is equivalent to 1.3% of the value of the scheme assets at the end of the accounting year.

Interest cost

        The expected increase in the scheme liabilities over the accounting year arising because the benefits are a year closer to settlement, based on the discount rate and present value of the scheme liabilities at the beginning of the year is £71,000. This increase takes account of changes in the scheme liabilities during the year.

Gains and losses on settlements and curtailments

        During the accounting year, monies were transferred out in respect of the ten non-pensioner members that were in the scheme as at 31 December 2002. However, these payments reflected the monies that had been allocated prior to 31 December 2002 and therefore left the surplus unchanged.

Actuarial gains and losses

        The circumstances of the scheme are such that no differences have arisen between the assumptions made at the beginning of the year and the actual experience.

        However, the assumptions used to value the closing balance sheet assets and liabilities differ from those used for the corresponding opening balance sheet values for the secured pensioners. The revised assumptions have increased the deficit that would have been determined had the same assumptions been retained, by £7,000. This difference is equivalent to 1.4% of the value of the scheme liabilities at the end of the accounting year.

Statement of total recognised gains and losses

        The above items that make up the Statement of Total Recognised Gains and Losses are the difference between the expected and actual return on scheme assets, experience gains and losses arising on scheme liabilities, and the effect of changes in the assumptions used to value the scheme liabilities. The monetary amounts of these gains and losses, and their percentage of the value of the scheme liabilities (assets in the case of the returns) at the end of the accounting year are summarised below.

	Amount of gain/(loss)	Gain/(loss) as a % of the value of the liabilities/assets at the end of year
Return of assets	£14,000	0.3%
Experience	nil	nil
Changes in assumptions	£(7,000)	(0.6)%

Total	£7,000

Changes in the surplus over the year

        The changes in the surplus over the year is analysed below:

£
Surplus/(deficit) at 1 January 2003	—
Current service cost	—
Past service cost	—
Expected return on assets	66,000
Interest cost	(71,000)
Gain/(loss) on settlements/curtailments	—
Actuarial gains	7,000
Employer contributions (net of charges)	(2,000)

Surplus/(deficit) at 31 December 2003	—

Reconciliation of net assets and reserves under FRS 17

        At 31 December 2003 the net assets and profit and loss reserves of the group including defined benefit assets/liabilities were the same as the net assets and profit and loss reserves as stated in the balance sheet.

20.   Notes to the statement of cash flows

  (a)
  Gross cash flows

	2003	2002	2001
	£000	Unaudited £000	Unaudited £000
Returns on investments and servicing of finance
Interest received	75	87	116
Interest paid	(4,315)	(8,190)	(11,488)
Finance fees paid	(297)	(1)	(1,978)

	(4,537)	(8,104)	(13,350)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets	—	(63)	(1,880)
Receipts from sales of tangible fixed assets	—	9,164	42,675
Disposal of properties	48,909	40,120	—
Additions to trading stock	(658)	(10)	—

	48,251	49,211	40,795

Acquisitions and disposals
Acquisitions of subsidiaries	—	—	(45,653)
Cash balances received from subsidiary acquisitions	—	—	5,093
Disposal of subsidiaries	17,428	—	6,682

	17,428	—	(33,878)

Management of liquid resources
Sale/(purchase) of current asset investments	238	66	(234)

Financing
New loans in the year	—	—	182,027
Repayment of loans	(54,089)	(48,222)	(179,551)

	(54,089)	(48,222)	2,476

  (b)
  Analysis of changes in net debt for the year to 31 December 2001 (unaudited)

	At 1 January 2001	Subsidiary acquisitions	Cash Flows	Non-cash movements	At 31 December 2001
	£000	£000	£000	£000	£000
Current asset investments	—	—	829	—	829
Cash at hand and at bank	—	—	2,359	—	2,359
Bank overdraft	—	—	(11)	—	(11)

	—	—	3,177	—	3,177
Debt due within one year	—	(1,161)	1,161	—	—
Debt due after one year	—	(114,067)	(3,637)	67	(117,637)

	—	(115,228)	701	67	(114,460)

  (b)
  Analysis of changes in net debt for the year to 31 December 2002 (unaudited)

	At 1 January 2002	Cash flows	Non-cash movements	At 31 December 2002
	£000	£000	£000	£000
Current asset investments	829	(66)	—	763
Cash in hand and at bank	2,359	(2,027)	—	332
Bank overdraft	(11)	(6)	—	(17)

	3,177	(2,099)	—	1,078
Debt due within one year	—	—	—	—
Debt due after one year	(117,637)	48,222	(305)	(69,720)

	(114,460)	46,123	(305)	(68,642)

  (b)
  Analysis of changes in net debt for the year to 31 December 2003

	At 1 January 2003	Cash flows	Non-cash movements	At 31 December 2003
	£000	£000	£000	£000
Current asset investments	763	(238)	—	525
Cash in hand and at bank	332	3,470	—	3,802
Bank overdraft	(17)	(13)	—	(30)

	1,078	3,219	—	4,297
Debt due within one year	—	—	—	—
Debt due after one year	(69,720)	54,089	(307)	(15,938)

	(68,642)	57,308	(307)	(11,641)

  (c)
  Acquisition of Investment

        On 26 January 2001, the group acquired Bourne End Properties Limited for a consideration of £42,317,303 satisfied by cash. Goodwill arising on the acquisition of Bourne End Properties Limited is included in the costs of investment. The investment in Bourne End Properties Limited has been included in the group's balance sheet at its fair value at the date of acquisition.

        Net assets at date of acquisition of Bourne End Properties Limited:

	Book value	Revaluation adjustments		Fair value
	£000	£000		£000
Tangible fixed assets	160,900			160,900
Debtors	5,480	(408	)(i)	5,072
Cash	5,093			5,093
Creditors due within one year	(8,639)			(8,639)
Creditors due after one year	(114,960)	(2,307	)(ii)	(117,267)

	47,874	(2,715)		45,159

Goodwill arising on acquisition				494

				45,653
Discharged by:
Consideration in cash				42,317
Costs associated with acquisition				3,336

				45,653

Adjustments:

(i)
A deferred debtor was reduced to its net present value.

(ii)
Bank loans were adjusted to their market values.

(d)
Disposal of investments

        On 24 June 2003, the group completed the sale of Bourne End (Hounslow) Limited. The disposal is analysed as follows:

£000
Fixed assets	17,500
Debtors	45
Creditors	(159)

17,386
Gain on disposal	476

17,862

Satisfied by:
Cash	17,428
Deferred payment	434

17,862

        The profit attributable to members of the group includes profits of £21,000 earned by Bourne End (Hounslow) Limited up to the date of its disposal on 24 June 2003.

        During the year Bourne End (Hounslow) Limited utilised £14,427 of the group's net operating cash flows, paid £nil in respect of net returns on investments and servicing of finance and utilised £nil for capital expenditure and financial investment.

        The tax effect in the profit and loss account relating to the sale of Bourne End (Hounslow) Limited was nil due to the availability of brought forward tax losses.

        On 11 December 2001, the group completed the sale of Bourne End (Leighton Buzzard) Limited. The disposal is analysed as follows:

£000
Fixed assets	4,700
Debtors	11
Creditors	(20)

4,691
Gain on disposal	660

5,351

Satisfied by:
Cash	5,351

        During 2001 an amount of £1,331,000 was received as deferred consideration in respect of subsidiaries that were disposed of in 2000.

        The loss attributable to members of the group includes profits of £88,000 earned by Bourne End (Leighton Buzzard) Limited up to the date of its disposal on 11 December 2001.

        During 2001 Bourne End (Leighton Buzzard) Limited utilised £4,024,000 of the group's net operating cash flows, paid £nil in respect of net returns on investments and servicing of finance and utilised £nil for capital expenditure and financial investment.

21.   Parent and ultimate undertaking

        The company is immediately owned and ultimately controlled by Merrill Lynch (Jersey) Holdings Limited (registered in Jersey) BEP Islands Limited (registered in Jersey) and Greenbau Estuary Limited (registered in Jersey). In the directors' opinion, these entities jointly control the company as all significant financial and operational matters affecting the company require the consent of these entities.

22.   Reconciliation to accounting principles generally accepted in the United States

        The financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). The following tables provide information relating to the effect on the financial statements had accounting principles generally accepted in the United States ("US GAAP") been applied the effect is on profit/(loss) and equity.

Year ended 31 December 2003
£000
Reconciliation of net income/(loss)
Profit on ordinary activities after taxation (net income)
as reported under UK GAAP:	11,309
Items having the effect of increasing reported income:
Amortisation of goodwill(1)	165
Gain on sale of properties(2)	3,615
Revaluation of properties(3)	1,687
Items having the effect of decreasing reported income:
Depreciation(4)	(1,516)
Impairment of goodwill(5)	(158)

Net income under US GAAP	15,102

Reconciliation of shareholders' funds:

Year ended 31 December 2003
£000
Shareholder's funds under UK GAAP	10,205
Stock properties (3 and 4)	(1,849)
Goodwill — cost (5)	(424)
Goodwill — accumulated amortisation (1)	494

Stockholders' funds under US GAAP	8,426

        (1)   Goodwill. Under UK GAAP, and in accordance with Financial Reporting Standard No. 10 (FRS 10) "Goodwill and Intangible Assets", goodwill arising on acquisitions on or after 1 January 1998 has been capitalised as an intangible asset. Goodwill is amortised on a straight-line basis over its economic life, which the directors consider to be three years. Under US GAAP, effective 1 January 2002, goodwill has been accounted for under Statement of Financial Position No. 142 "Goodwill and Intangible Assets" (SFAS 142). Under SFAS 142 goodwill is capitalised and not amortised, but rather reviewed annually for impairment. The adjustment eliminates the goodwill amortisation expense.

        (2)   Gain on sale of properties. Under UK GAAP, the gain or loss on sale is based on the carrying value of the asset which is not adjusted for annual depreciation. Under US GAAP, the carrying value is based on the historical cost of the asset adjusted for annual depreciation charges over the period such asset is held by the group. The adjustment reflects the gain based on the carrying value of the properties sold determined on a US GAAP basis.

        (3)   Revaluation of properties. Under UK GAAP, and in accordance with SSAP 19, investment properties are externally valued annually with the carrying value of the asset being adjusted for any surplus or deficit with a corresponding adjustment made to revaluation reserves within shareholders' funds. Under US GAAP, real estate investment properties are recorded at the lower of historical cost and net realisable value, with no recognition of unrealised increases in market value. The adjustment reflects the elimination of the revaluation adjustments recorded under UK GAAP.

        (4)   Depreciation. Under UK GAAP, depreciation expense is not recorded in respect of investment properties or trading properties classified as stock. Under US GAAP, long-lived assets, other than goodwill, that are held and used are depreciated on a straight-line basis over their estimated useful life which the directors consider to be 25 years. The adjustment reflects the impact of recording depreciation on the properties under US GAAP.

        (5)   Impairment of Goodwill. Under US GAAP, the Group carries out an annual impairment review of all long-lived assets including goodwill. The review takes into consideration changes to the property portfolio. The main changes to the portfolio related to asset divestitures. Based on the divestitures that took place together with planned future sales the directors have determined that an impairment charge against the carrying value of goodwill determined under US GAAP in the amount of £158,000 is required. The original cost of goodwill in the amount of £494,000 has been reduced by cumulative impairment charges under US GAAP in the amount of £424,000 through 31 December 2003. No such impairment charges are required under UK GAAP as the carrying value of the goodwill has been reduced through periodic amortisation charges.

        (6)   Cash flow statement

        The consolidated statements of cash flows prepared under UK GAAP present substantially the same information as those required under US GAAP. These statements differ, however, with regard to classification of items

        Under US GAAP, cash and cash equivalents include short-term liquid resources but not overdrafts or amounts held as security for bank loans. Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investments, acquisitions and disposals, dividends, management of liquid resources and financing. US GAAP, however, requires only three categories of cash flow activity to be reported: operating, investing and financing. Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP, would be included as operating activities under US GAAP. The payments of dividends would be included as a financing activity under US GAAP. Under US GAAP, capitalised interest is treated as part of the cost of the asset to which it relates and thus included as part of investing cash flows; under UK GAAP all interest is treated as part of returns on investments and servicing of finance.

Year ended 31 December 2003
£000
Cash outflows from operating activities	(1,669)
Cash inflows from investing activities	65,679
Cash outflows from financing activities	(60,538)

Increase in cash and cash equivalents	3,472
Cash and cash equivalents at January 1	330

Cash and cash equivalents as December 31	3,802

New US Accounting Standards and pronouncements not yet adopted

        In January 2003, the Financial Accounting Standards Board (the "FASB") released Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 provides guidance on consolidation by primary beneficiaries of variable interests in entities for which control is achieved through means other than voting rights ("variable interest entities"). This new model for consolidation applies to an entity in which either the equity investors (if any) do not have a controlling financial interest, or the equity investment at risk is insufficient to finance that entity's activities without additional financial support.

        In December 2003, the FASB issued a revision to FIN 46 ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows:

  (i)
  For special purpose entities ("SPEs") created prior to February 1, 2003 either the provisions of FIN 46 or FIN 46-R should be applied at the end of the first annual period ending after December 15, 2003;

  (ii)
  FIN 46-R should be adopted for non-SPEs created prior to February 1, 2003 at the end of the first interim period ending after March 15, 2004;

  (iii)
  The provisions of FIN 46 are applicable for variable interests in entities obtained after January 31, 2003. The group is required to adopt the provisions of FIN 46-R for the periods ending after March 15, 2004.

        The Group does not expect the adoption of the FIN 46-R to have an impact its financial statements.

        In March 2004, the EITF reached a consensus on Issue 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-01). EITF 03-01 provides a step model to determine whether an investment within the scope of the Issue is impaired and if an impairment is other-than-temporary. The EITF 03-01 impairment model shall be applied prospectively to all current and future affected investments, effective for periods beginning after 15 June 2004. The disclosure requirements are effective for annual periods for fiscal periods ending after 15 June 2004. The Group does not expect the adoption of EITF 03-01 to have an impact on its financial statements.

QuickLinks

BEP PROPERTY HOLDINGS LIMITED FINANCIAL STATEMENTS DECEMBER 31, 2003